DMS Capital Solutions, Inc.
Statement of Financial Condition
and Supplemental Information
March 31, 2019

With Report of Independent Registered Public
Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68283

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 03/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: DMS CAPITAL SOLUTIONS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 WEST 42ND STREET, 10TH FLOOR
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN D'AGOSTINO (212) 257-5051
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

529 FIFTH AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN D'AGOSTINO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DMS Capital Solutions, Inc., as of March 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions
_____

_____



_____   _____
                                                                          Signature
                                                                      CEO
Notary Public   _____
                                                        CLAUDIA TAYLOR   Title
                                                        NOTARY PUBLIC, State of New York
                                                        No. 01TA5068172
                                                        Qualified in Kings County
                                                        Commission Expires 10/28/ 2022

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DMS Capital Solutions, Inc.
Index



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors
DMS Capital Solutions, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of DMS Capital Solutions, Inc. as of March 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of DMS Capital Solutions, Inc. as of March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of DMS Capital Solutions, Inc.'s management. Our responsibility is to express an opinion on DMS Capital Solutions, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to DMS Capital Solutions, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as DMS Capital Solutions, Inc.'s auditor since 2018.
New York, New York
May 30, 2019

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004   CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

DMS Capital Solutions, Inc.
Statement of Financial Condition
March 31, 2019

Assets		
Cash	$	53,665
Other assets		1,125
Total assets	$	54,790
Liabilities and Stockholder's Equity		
Due to parent	$	1,702
Accounts payable and accrued expenses		29,773
Total liabilities		31,475
Stockholder's equity		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding		-
Additional paid in capital		687,400
Accumulated deficit		(664,085)
Total stockholder's equity		23,315
Total liabilities and stockholder's equity	$	54,790

The accompanying notes are an integral part of this financial statement.

DMS Capital Solutions, Inc.
Notes to Statement of Financial Condition
March 31, 2019

1. Organization

DMS Capital Solutions, Inc. (the "Company"), a New York corporation formed for the purpose of conducting business as a broker-dealer in securities, is registered with the Securities and Exchange Commission ("SEC"). In May 2018, the Company changed its name from Argenthal & Co, Inc. The Company is a wholly owned subsidiary of Argenthal & Co Ltd (UK), (the "Parent"), a private limited company incorporated under the laws of the United Kingdom. The Company was established to engage in brokerage activity in connection with advisory and the sale of primary and secondary private placement of securities to customers. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Revenue Recognition
Effective January 1, 2018, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. The Company applied the modified retrospective method of adoption which resulted in no adjustment to stockholder's equity as of January 1, 2018.

Income Taxes
The Company accounts for income taxes under ASC 740 Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets if it is more likely than not that such assets will not be realized.

2.   **Summary of Significant Accounting Policies (continued)**

Income Taxes (Continued)
The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon a full knowledge of the facts and the technical merits of the position. The tax benefits recognized in the financial statements from any such position should be measured based upon the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The Company's policy is to recognize interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense. As of March 31, 2019, the Company has not recognized any uncertain tax positions.

At March 31, 2019, the Company has net operating loss carryforwards of approximately $563,000 expiring from 2031- 2037 which give rise to a deferred tax asset of approximately $202,000. However, the Company has determined that a valuation allowance of $202,000 against such deferred tax asset is necessary, as it is unlikely that the carryforwards will be utilized.

Accounting Development
In February 2016, the FASB issued an accounting standard update which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current US GAAP. Accounting by lessors remains largely unchanged from current US GAAP. The update is effective using a modified retrospective approach for fiscal years beginning after December 15, 2018, and interim periods within those years, with early application permitted. The Company evaluated the impact of the modified retrospective transition method on its financial statements and net capital, and determined there is no material effect on stockholder's equity, related disclosures or on net capital as a result of the SEC's no action letter on this topic.

Use of Estimates
The preparation of a statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could vary from the estimates that were used.

Fiscal Year
The Company changed the fiscal year-end from December 31 to March 31.

3.   **Commitments, Contingencies and Concentrations**

The Company had no commitments or contingencies as of March 31, 2019.

The Company maintains its cash in bank account with one financial institution which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

DMS Capital Solutions, Inc.
Notes to Statement of Financial Condition
March 31, 2019

4. Stockholder's Equity

As of March 31, 2019, the Company received $145,000 in capital contributions from the Parent.

5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company must maintain minimum net capital, as defined, equal to the greater of $5,000 or 6.67% aggregate indebtedness ($2,098). At March 31, 2019, net capital of $22,190, exceeded the required net capital minimum of $5,000 by $17,190. The Company is required to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, and its net capital ratio is 1.42 to 1.

6. Related Party Transaction

As of March 31, 2019, the Company had a payable of $1,702 due to the Parent. The Parent made a payment on behalf of the Company which was later refunded. Since this was not a firm expense, it remained as a liability and is expected to be settled with the Parent.

7. Subsequent Events

The Company has evaluated subsequent events through the date of issuance of this financial statement. Based on this evaluation, on April 16, 2019 the Parent contributed $30,000 to the Company.

8. Ongoing Operations

For the period ended March 31, 2019, the Company did not conduct any securities business and was only able to maintain operations from capital contributions made by the Parent. This inactivity has resulted in substantial operating losses which brings into question the Company's ability to continue as a going concern. The Parent is committed to infusing capital as required and to fund the Company's operations through at least May 31, 2020.